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Gold ETF fee war continues, as new

fund undercuts rivals

By Ryan Vlastelica

Published: June 26, 2018 11:51 a.m. ET

Gold prices have been under pressure recently

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Going by one of the most popular ways for investors to get exposure to gold, the cost of investing in the precious metal just dropped by more than half.

State Street Global Advisors, in conjunction with the World Gold Council, on Tuesday launched the SPDR Gold MiniShares Trust GLDM, -0.15% the latest exchange-traded fund to track the price of gold. And not only does the new ETF do so at a slight discount to its peers, in terms of its expense ratio, but it undercuts another SPDR fund by 62.5%.

The fund has an expense ratio of 18 basis points, or 0.18% of assets. This is less than half the 0.4% expense ratio charged by the SPDR Gold Shares ETF GLD, -0.14% the oldest gold ETF on the market, and still the most popular by far. GLD, as it is known for its ticker symbol, has about $33.2 billion in assets, according to FactSet. The next-largest, the iShares Gold Trust IAU, +0.00% has $11 billion in assets and charges 0.25%.

Before the release of MiniShares Trust, the cheapest gold ETF appeared to be the GraniteShares Gold Trust BAR, -0.10% which charges 0.2%. Since launching in August, the fund has amassed nearly $250 million in assets.

State Street’s new fund is identical in strategy to GLD; both are physically backed by gold and are structured as grantor trusts. The only difference is that GLD’s price at inception was one-tenth the price of gold (in ounces), while the MiniShares ETF was priced at 1/100th the price of gold in ounces. The share price of GLD is around $119.50, while it is just $12.61 for the MiniShares fund, which had 1.5 million shares traded in its debut on Tuesday.

“The two are structurally the same, but we wanted to provide broad access to investors, which means not only a low fee, but also a low share price,” said Matthew Bartolini, head of SPDR Americas research at State Street Global Advisors.

While the GLD has a significantly higher fee than its rivals, it continues to be highly popular, in large part due to its high liquidity, which means that investors can buy and sell large positions in the fund without significant impacts on price.

As many institutions use core ETF products for short-term positions or to hedge their portfolios, narrower bid-ask spreads and high liquidity are often seen as bigger considerations than the product’s expense ratio. For both equities and bonds, the largest ETF covering the most widely used index — the SPDR S&P 500 ETF Trust SPY, +0.12% SPY, +0.12% for stocks and the iShares Core U.S. Aggregate Bond ETF AGG, -0.04% for fixed income — charge more than competitors that track the identical index, despite a long-term industrywide shift toward lower-cost products.

“There’s an ecosystem around GLD related to its liquidity and optionality that means that even though it has a higher fee, there’s a low total cost of ownership that really appeals to its investors,” said Joseph Cavatoni, principal executive officer at World Gold Trust Services, who said that the new fund was in part intended for retail investors while institutional ones might continue to favor GLD.

GLD has seen outflows of $620 million in 2018, with $1.16 billion being pulled over the past month. That period that coincides with weakness in the price of gold itself. Gold GCQ8, -0.37% has dropped 3.4% over the past month, and it is down 7% over the past three months. The precious metal recently entered a “death cross,” or a bearish technical pattern where its 50-day moving average falls under its 200-day moving average.

The other funds haven’t seen outflows in 2018. The iShares product has had inflows of $1.26 billion thus far this year, while the GraniteShares fund has seen inflows of about $255 million. The broad category of commodity funds has seen inflows of about $2 billion thus far this year, but outflows of $1.6 billion over the past month. The category has about $69.6 billion in total assets, according to FactSet.

SPDR® Gold MiniSharesSM Trust (the “Fund”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offerings to which this communication relates. Before you invest, you should read the prospectus in the registration statement and other documents the Fund has filed with the SEC for more complete information about the Fund and these offerings. You may get these documents for free by visiting EDGAR on the SEC website at sec.gov or by visiting spdrgoldshares.com. Alternatively, the Fund or any authorized participant will arrange to send you the prospectus if you request it by calling 866.320.4053.